Nukkleus Inc.
575 Fifth Avenue, 14th Floor
New York, NY 10017

December 22, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Re:	Nukkleus Inc.
Registration Statement on Form S-1
Filed December 17, 2025
File No. 333-292209

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Nukkleus Inc. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-292209) (the “Registration Statement”) be accelerated so that the Company’s Registration Statement will become effective on Tuesday, December 23, 2025 at 4:30 p.m. (Eastern Time), or as soon thereafter as practicable.

Please feel free to direct any questions or comments concerning this request to Robert Cohen, Esq. of McDermott Will & Schulte LLP at (212) 547-5885.

The Company understands that the staff of the United States Securities and Exchange Commission will consider this request as confirmation by the Company that it is aware of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement.

NUKKLEUS INC.

By:	/s/ Menachem Shalom
	Name:	Menachem Shalom
	Title:	Chief Executive Officer

cc:	Robert Cohen, McDermott Will & Schulte LLP